Exhibit 14.2

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

for

DIRECTORS, OFFICERS AND EMPLOYEES

(As adopted by the Board of Directors on March 31, 2005)

     Golfsmith International Holdings, Inc. (together with its subsidiaries, “Golfsmith”) is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that Golfsmith must follow and is a reminder to our directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every Golfsmith employee.

INTRODUCTION

     Our business is becoming increasingly complex, both in terms of the products and services we provide and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code of Business Conduct and Ethics.

     This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact Lou Acosta, Human Resources Manager, or Virginia Bunte, Chief Financial Officer.

     We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears as Exhibit A to this Code. Violations of the law, our corporate policies, or this Code may lead to disciplinary action, including dismissal.

I.	WE INSIST ON HONEST AND ETHICAL CONDUCT BY ALL OF OUR DIRECTORS, OFFICERS, EMPLOYEES AND OTHER REPRESENTATIVES

     We have built our business based on excellence in products and services; not only quality products and services for our customers, but also quality employees and representatives who adhere to the very highest standards of honesty, ethics and fairness in our dealings with all of our business contacts. We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Fair Dealing

     Directors, officers and employees are required to deal honestly and fairly with our customers, collaborators, competitors and other third parties.

     Although sales are the lifeblood of any organization, we market our products, services and technologies fairly and vigorously based on our honesty, creativity and ingenuity and the proven quality and reliability of the products. Effectively serving our stockholders and customers is our most important goal — in the eyes of the customer you are Golfsmith. In our dealings with customers and suppliers, we:

•	Prohibit bribes, kickbacks or any other form of improper payment, direct or indirect, to any representative of government, labor union, customer or supplier in order to obtain a contract, some other commercial benefit or government action;

•	Prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

•	Prohibit gifts or favors of more than nominal value to or from our customers or suppliers;

•	Limit marketing and client entertainment expenditures to those that are necessary, prudent, job-related and consistent with our policies;

•	Require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

•	Reflect accurately on all invoices to customers the sale price and terms of sales for products sold or services rendered;

•	Protect all proprietary data our customers or suppliers provide to us as reflected in our agreements with them; and

•	Prohibit our representatives from otherwise taking unfair advantage of our customers or suppliers, or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

Conflicts of Interest; Corporate Opportunities

     Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of Golfsmith. In particular, without the specific permission of our Board of Directors (including contracts approved by our Board of Directors), no director, officer or employee shall:

•	Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

o	Markets products or services in competition with our current or potential products and services,

o	Supplies products or services to Golfsmith,

o	Purchases products or services from Golfsmith, or

o	Has any financial interest, including significant stock ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest;

•	Seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•	Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us, (if in doubt, consult your supervisor);

•	Accept any personal loan or guarantee of obligations from Golfsmith, except to the extent such arrangements are legally permissible; or

•	Conduct business on behalf of Golfsmith with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

  Directors, officers, and employees must notify either Lou Acosta, Human Resources Manager, Virginia Bunte, Chief Financial Officer, or any member of the Board of Directors of the existence of any actual or potential conflict of interest.

Confidentiality and Corporate Assets

     Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our suppliers, customers or other business partners. This information may include: (1) technical information about current and future products, services or research; (2) business or marketing plans or projections; (3) earnings and other internal financial data; (4) personnel information; (5) supplier and customer lists; and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our suppliers, customers or other business partners. This information is our property, or the property of our suppliers, customers or business partners, and in many cases was developed at great expense. Our directors, officers and employees shall:

•	Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

•	Use confidential information only for our legitimate business purposes and not for personal gain;

•	Not disclose confidential information to third parties; and

•	Not use Golfsmith’s property or resources for any purpose unrelated to the business of Golfsmith.

II.	WE PROVIDE FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE

     We are committed to providing our stockholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the Securities and Exchange Commission. To this end, our directors, officers and employees shall:

•	Not make false or misleading entries in our books and records for any reason;

•	Not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

•	Comply with generally accepted accounting principles at all times;

•	Notify our Chief Financial Officer if there is an unreported transaction;

•	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	Maintain books and records that accurately and fairly reflect our transactions;

•	Prohibit the establishment of any undisclosed or unrecorded funds or assets;

•	Maintain a system of internal controls that will provide reasonable assurances to our management that material information about Golfsmith is made known to management, particularly during the periods in which our periodic reports are being prepared;

•	Present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

•	Not communicate to the public any nonpublic information except through, or as approved by, our Chief Financial Officer or Chief Executive Officer.

III.	WE COMPLY WITH ALL LAWS, RULES AND REGULATIONS

     We will comply with all laws and governmental regulations that are applicable to our activities, and expect all our directors, officers and employees to obey the law. Specifically, we are committed to:

•	Maintaining a safe and healthy work environment;

•	Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to Golfsmith’s business interests;

•	Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	Conducting our activities in full compliance with all applicable environmental laws;

•	Keeping the political activities of our directors, officers and employees separate from our business;

•	Prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

•	Prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

•	Complying with all applicable state and federal securities laws or any provisions of applicable state or federal law relating to fraud against stockholders;

•	Not tolerating any behavior that could constitute securities fraud, mail fraud, bank fraud, or wire fraud; and

•	Prohibiting the sale or export, either directly or through our representatives, of our products to countries where technology related goods such as ours may not be sold.

REPORTING AND EFFECT OF VIOLATIONS

     Compliance with the Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

Administration

     Our Board of Directors has established the standards of business conduct contained in this Code and oversee compliance with this Code. Training on this code will be included in the orientation of new employees and provided to existing directors, officers, and employees on an on-going basis. To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.

Reporting Violations and Questions

     Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code, to either Lou Acosta, Human Resources Manager, Virginia Bunte, Chief Financial Officer, or any member of the Board of Directors. Additionally, directors, officers, and employees may contact the human resources department with a question or concern about the Code or a business practice. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to LP Innovations, Inc., an independent business abuse hotline, or King & Spalding LLP, our outside counsel. The address and telephone number of these individuals are listed in Exhibit B to the Code.

     It is not sufficient to report a suspected violation of the Code to a co-worker or to any person other than one of the individuals designated above.

     Upon receipt of a complaint under the Code, Golfsmith will investigate the complaint and will involve agencies and resources outside Golfsmith if and/or when such outside involvement appears advisable or necessary. The report and investigation will be kept confidential to the extent consistent with the need for a thorough investigation and response and taking into consideration Golfsmith’s disclosure obligations and requirements.

Consequences of a Violation

     If it is determined that a director, officer or employee of Golfsmith has violated the Code, Golfsmith will take appropriate action including, but not limited to, disciplinary action, up to and including termination of employment. If it is determined that a non-employee (including any contractor, subcontractor, or other agent) has violated the Code, Golfsmith will take appropriate corrective action, which could include severing the contractor, subcontractor, or agency relationship. In either event, Golfsmith will take necessary corrective action reasonably calculated to address and to correct the alleged violation.

We will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation

     Golfsmith is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud. No retaliatory action will be taken against any person who reports any conduct that he or she reasonably believes may violate the Code. In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about Golfsmith’ auditing or financial disclosures, or who files, causes to be filed, testifies, or otherwise assists in such a proceeding against Golfsmith.

EXHIBIT A

Compliance Certificate

COMPLIANCE CERTIFICATE

     I hereby acknowledge that I have read the Golfsmith International Holdings, Inc. Code of Business Conduct and Ethics for Directors, Officers and Employees (the “Code”), and am familiar with and understand its contents. I will abide by the provisions of the Code throughout my service to Golfsmith, and recognize that failure to do so may result in my resignation, or disciplinary action up to and including termination.

Signature:

Print Name:

Date:

EXHIBIT B

Outside Counsel Contact Information

King & Spalding LLP
1186 Avenue of the Americas
New York, New York 10036
Main switchboard: 212-556-2100
Facsimile: 212-556-2222

Partner:
Mark E. Thompson
mthompson@kslaw.com

Partner:
Michael J. O’Brien
mjobrien@kslaw.com

Independent Business Abuse Hotline

LP Innovations, Inc.
66 B Street
Needham, Massachusetts 02494
1-888-622-5025